UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1 )*

                         PS PARTNERS VIII, LTD.,
                     a California Limited Partnership
                           (Name of Issuer)

                 Units of Limited Partnership Interest
                    (Title of Class of Securities)

                                NONE
                            (CUSIP Number)

   David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           April 1, 1996
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  [  ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc. (formerly Storage Equities, Inc.)

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       21,338

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       21,338

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             21,338

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             40.5%

   14   Type of Reporting Person*
             CO

         This Amendment No. 1 to Statement on Schedule 13D amends and restates the Statement on Schedule 13D dated January 27, 1995.

   Item 1.     Security and Issuer

         The class of securities to which this Amendment No. 1 to Statement on Schedule 13D relates is the units of limited partnership interest (the "Units"), of PS Partners VIII, Ltd., a California Limited Partnership (the "Issuer"). The address of the principal executive office of the Issuer is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

   Item 2.     Identity and Background

         This Amendment No. 1 to Statement on Schedule 13D is being filed by Public Storage, Inc., formerly known as Storage Equities, Inc. ("PSI" or the "Reporting Person").

         PSI is a fully integrated, self-administered and self-managed real estate investment trust, organized as a corporation under the laws of California, that acquires, develops, owns and operates self-service mini-warehouse facilities. In a series of mergers among Public Storage Management, Inc. and its affiliates (collectively, "PSMI"), which was the Reporting Person's mini-warehouse property operator, culminating in the November 16, 1995 merger of PSMI into the Reporting Person, the Reporting Person became self-administered and self-managed and acquired substantially all of the United States real estate operations of PSMI. In addition, the Reporting Person's name was changed from Storage Equities, Inc. to Public Storage, Inc. PSI is a co-general partner of the Issuer. The principal executive offices of PSI are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

         The directors and executive officers of PSI, their employers, addresses and current positions are listed below. B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of PSI, is a co-general partner of the Issuer. Unless otherwise indicated, each person's address is the same as the address of PSI listed above.

   Name of Director
   or Executive           Employer/Address/
   Officer of PSI         Nature of Business     Current Position
   --------------         ------------------     ----------------

   B. Wayne Hughes        PSI                    Chairman of the Board and
   (Executive Officer                            Chief Executive Officer
   and Director)

   Harvey Lenkin          PSI                    President
   (Executive Officer
   and Director)

   Hugh W. Horne          PSI                    Senior Vice President
   (Executive Officer)

   Ronald L. Havner, Jr.  PSI                    Senior Vice President and
   (Executive Officer)                           Chief Financial Officer

   Obren B. Gerich        PSI                    Vice President
   (Executive Officer)

   Marvin M. Lotz         PSI                    Senior Vice President
   (Executive Officer)

   David Goldberg         PSI                    Senior Vice President and
   (Executive Officer)                           General Counsel

   Mary Jayne Howard      PSI                    Senior Vice President
   (Executive Officer)

   Sarah Hass             PSI                    Vice President and
   (Executive Officer)                           Secretary

   John Reyes             PSI                    Vice President and
   (Executive Officer)                           Controller

   Robert J. Abernethy    American Standard      President
   (Director)             Development Company;
                          Self Storage
                          Management Company
                          5221 West 102nd St.
                          Los Angeles, CA 90045

                          Developer and operator
                          of mini-warehouses

   Dann V. Angeloff       The Angeloff           President
   (Director)               Company
                          727 West Seventh St.
                          Suite 331
                          Los Angeles, CA 90017

                          Corporate financial
                          advisory firm

   William C. Baker       Santa Anita Realty     Chairman and Chief
   (Director)               Enterprises, Inc.    Executive Officer
                          301 West Huntington
                          Drive, Suite 405
                          Arcadia, CA 91007

                          real estate investment
                          trust

   Uri P. Harkham         The Jonathan Martin    President and Chief
   (Director)             Fashion Group          Executive Officer
                          1157 S. Crocker St.
                          Los Angeles, CA 90021

                          Design, manufacture and
                          market women's clothing

                          Harkham Properties     Chairman of the Board
                          1157 S. Crocker St.
                          Los Angeles, CA 90021

                          Real estate

         To the knowledge of PSI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

         During the last five years, neither PSI nor, to the best knowledge of PSI, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.     Source and Amount of Funds or Other Consideration

         As of April 1, 1996, PSI owned a total of 21,338 Units.
   These Units were acquired for an aggregate purchase price (including fees) of 285,695 shares of common stock of PSI and approximately $1,981,237 in cash, with funds obtained from PSI's working capital.

   Item 4.     Purpose of Transaction

         PSI acquired the Units reported hereby for investment purposes. Although in the future PSI may acquire additional Units thereby increasing its ownership position in the Issuer, the general partners of the Issuer (PSI and B. Wayne Hughes) have no present plans or intentions with respect to the Issuer for a liquidation, a merger, a sale or purchase of material assets or borrowings. No assets of the Issuer have been identified for sale or financing.

   Item 5.     Interest in Securities of the Issuer

         As of April 1, 1996, PSI owned 21,338 Units, which constitute approximately 40.5% of the total number of Units outstanding on April 1, 1996 of 52,751.

         PSI has the sole power to vote and the sole power to dispose of the 21,338 Units owned by it.

         During the 60-day period ending April 1, 1996, PSI purchased the number of Units in the transactions, on the transaction dates and at the prices per Unit (not including commissions) set forth below opposite its name.

                                        No. of       Type         Price
                        Transaction      Units        of           per
   Reporting Person       Date          Bought     Transaction    Unit
   ----------------     -----------     ------     -----------    -------

   PSI                    4/1/96            6        <F1>         $260.00
   PSI                    4/1/96           18        <F2>         $268.00
   PSI                    4/1/96          120        <F2>         $260.00
   _______________

   <F1>  Unsolicited purchase directly from a Unitholder.
   <F2>  Purchase through a secondary firm.

         None of the directors or executive officers of PSI own any Units.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as disclosed herein, to the best knowledge of PSI, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between PSI and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

   Item 7.     Material to be Filed as Exhibits

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  April 10, 1996                PUBLIC STORAGE, INC.


                                         By: /S/ OBREN B. GERICH
                                             -------------------
                                             Obren B. Gerich
                                             Vice President